

Mail Stop 3561

February 16, 2010

<u>Via U.S. Mail</u>

Stephen A. Schramka
President, Secretary, Treasurer and Director
Mirador, Inc.
420 Nellis Blvd. Ste. 131
Las Vegas, NV 89110

>   **Re: Mirador, Inc.
>   Registration Statement on Form S-1
>   Filed January 19, 2010
>   File No. 333-164392**

Dear Mr. Schramka:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. The financial statements should be updated, as necessary, to comply with Rule 3-01(a) if Regulation S-X.

2. We note that you are conducting an offering under Rule 419 of the Securities Act of 1933. Please confirm that the trust or escrow account into which you intend to deposit offering proceeds meets the requirements of Rule 419(b)(1)(B). In particular, confirm whether the account is (1) an escrow account maintained by an "insured depository institution" or (2) a separate bank account <u>established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000</u>, in which the broker or dealer acts as trustee for persons having the beneficial interests in the account. Your cover page disclosure is presently not clear as to whether you intend to establish a trust account or escrow.

3. Revise throughout as necessary, but especially your Summary, Business and MD&A sections to highlight the fact that the maximum offering proceeds of $6000 may not be sufficient capital to acquire an operating business and discuss your plans if any particular acquisition target requires additional funds. Your discussion should list additional sources of funding you would consider, including securities, indebtedness or other sources.

Registration Statement

Cover Page

4. Please revise the second column to provide the number of shares to be registered, instead of the dollar amount, or tell us why you do not believe that this revision is appropriate. Also, please revise the footnotes to the table to include a reference to the specific provision of Rule 457 relied upon.

Prospectus

Outside Front Cover Page

5. Please limit your prospectus cover page to 1 page.

6. Please revise the second paragraph to disclose the minimum amount of proceeds that must be raised for the "achievement of the offering" and the release of funds from trust account. Similarly revise your Summary section beginning on page 6 to provide such information.

7. We note your disclosure in the second paragraph that you may extend the initial offering period "an additional 180 days." Please clarify whether the company has discretion to extend the offering period for additional amounts of time beyond this 180 day period. If not, please revise the third paragraph to delete the phrase "or any extension thereto." Revise throughout your filing for consistency.

8. Please reconcile your disclosure in the second sentence of the second paragraph that all subscription funds will be held in an escrow account with your disclosure on page 6 that ninety percent of the net proceeds from the offering will be placed in escrow.

9. We note your disclosure in the last paragraph on page 3. Please provide information regarding the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Business Overview, page 7

10. Revise to describe your future business plans in greater detail. Specifically, discuss each step you plan to take towards merging with or acquiring a business, including your identifying a potential merger or acquisition, and your anticipated timetable and funding source for each. You should disclose specific cost estimates and financing plans.

11. The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in the forefront of the Business Overview section. Please also disclose the amount of cash you have on hand as of the most recent date practical.

The Offering, page 8

12. Define the term "Minimum Offering" the first time it is used in the text.

13. Disclose the percentage of investors that must reconfirm their investment in order for the deposited funds and the deposited securities to be released from escrow.

14. Describe specifically what expenses you expect to incur under the category of "sales commissions" as referenced in the fourth paragraph under this heading.

Risk Factors, page 9

15. Please provide a subcaption that describes the risk for the first risk factor on page 9. Also, revise the other risk factor subcaptions in this section so that they adequately describe the risk. Merely using key words, such as "Rule 419 Generally," is not adequate. Instead, the subcaption should summarize the risk discussed in the risk factor.

16. Please create a risk factor discussing the fact that your officer has not served as an officer or director of a development stage public company with the business purpose of acquiring a target business. Your disclosure should include a

discussion of how your officer's inexperience may affect his ability to adequately evaluate and successfully consummate a business combination.

17. Please add a risk factor discussing the risks associated with the added costs of being a public company, including the costs associated with the disclosure and accounting controls that the company will be required to comply with under the Sarbanes-Oxley Act of 2002.

18. Please create a risk factor to discuss the substantial doubt regarding your ability to continue as a going concern.

19. Please create a risk factor discussing the likelihood that your common stock will be considered a "penny stock." Discuss the applicable SEC rules governing the trading of "penny stock" and limits relating to liquidity which may affect the trading price of your common stock in the event that it is considered "penny stock."

Scarcity Of, And Competition For, Business Opportunities And Combinations, page 10

20. Please expand this risk factor or add a separate risk factor to discuss the low barriers to entry and relative ease with which new competitors may enter the market as a blank check or shell company.

Conflicts of Interest – General, page 11

21. We note your disclosure in the second to last sentence of the risk factor. Please clarify, if true, that the sole officer and director will have absolute control over all matters requiring stockholder approval as a result of his share ownership, including the election of directors, the approval of significant corporate transactions and the company's policy regarding conflicts of interest. Similarly revise your disclosure in the third to last paragraph on page 23.

Disadvantages Of Blank Check Offering, page 11

22. Please substantially revise this risk factor to discuss the disadvantages associated with a blank check offering. Also, please revise the second to last sentence to clarify that any entity that enters into a business combination with you will be required to comply with the various federal and state securities laws, including laws and regulations relating the registration of securities.

No Assurance Shares Will Be Sold, page 12

    23. Please revise to disclose the minimum number of shares that must be sold and reconfirmed in order for the proceeds from the offering to be released from escrow. Disclose, if true, that in the event some, but not all, of the shares are sold, the company may not be able to significantly develop its business plan.

Shares Eligible For Future Sales, page 12

    24. Please revise to clearly state that holders of your common stock, including Mr. Schramka, may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

Item 4 – Use of Proceeds, page 14

    25. Please revise to indicate, if true, that you intend to use 100% of the proceeds from the offering to merge with, or acquire, a business. Also, confirm to us that you do not intend to use any of the proceeds to pay administrative and/or operating expenses, or for any other purpose. Briefly describe the types of expenses associated with merging with or acquiring a business. Specifically address the $1,500 fee payable to the escrow agent and identify the party that will receive this amount.

Plan of Distribution, page 15

    26. Please reconcile here and throughout whether, in the event you do not consummate and offering within 180 days, the escrow amounts "will be returned to investors without interest or deduction of fees" or "will be returned on a pro rata basis to all investors" minus 10% and/or other deductions.

Item 9 – Description Of Securities To Be Registered, page 17

    27. Refer to the third paragraph under this heading. Please either remove the referenced language or name counsel in such statement as the statement is a legal conclusion.

Item 10 – Interest of Named Experts and Counsel, page 18

    28. We note your disclosure that the company has hired Ms. Ertz to secure listing of your common stock on the OTC Bulletin Board. Please revise the cover page and

the Summary and Market Price sections to disclose your plans to have your common stock listed on the OTC Bulletin Board. Also, create a risk factor to discuss the fact that you can not guarantee that an active trading market will develop for our common stock

Description of Business, page 19

29. Revise to discuss the specific steps you intend to take over the next 12 months to implement your business strategy. In particular, describe each step and the anticipated timeline to complete that step, as well as expected capital needed and expected capital sources.

Management's Discussion And Analysis of Financial Condition, page 20

30. Please revise your MD&A section to discuss the company's financial condition, including capital resources and results of operations, for the most recent audited period. Refer to Item 303 of Regulation S-K.

31. Disclose your monthly "burn rate" and the month you will run out of money assuming no change in present trends.

32. We note your disclosure that any business combination will likely result in a significant issuance of shares. We note further that you intend to solicit interest in a business combination by running classified ads in the Wall Street Journal. Please provide us your analysis of how your intended advertising method would not be considered a general solicitation to offer securities and how you intend to comply with Section 5 of the Securities Act of 1933 in this regard.

Part II. Information Not Required In Prospectus, page II-1

Item 17 – Undertakings, page II-2

33. Please revise your undertakings so that the language is exactly the same as the language in Item 512 of Regulation S-K.

Signatures, page II-4

34. Please have your principal financial officer sign the registration statement in his capacity as such.

Exhibit 5.1

35. We note that the first paragraph of your opinion and the second numbered opinion on page 2 reference up to 10,000,000 shares of common stock to be offered and sold by the selling shareholder. Your Registration Statement is not registering shares of a selling shareholder. Please delete these references or advise.

36. Refer to the fifth paragraph of the legal opinion. Counsel's assumption regarding the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates is inappropriate since counsel may not rely upon others for anything other than factual matters, and the referenced documents may contain legal conclusions or other items upon which counsel is not entitled to rely. Please revise.

37. Please provide an opinion that the shares will be duly authorized.

Exhibit 23.1

38. Please provide a currently dated consent from the independent public account in the amendment.

Exhibit 99(b)

39. We note that the form of Subscription Agreement that you filed is for shares of common stock of REM Business Solutions. Please advise.

40. Please revise the agreement to remove the first sentence. The registrant is responsible for the disclosure it provides to potential investors and may not attempt to disclaim such responsibility.

41. Please delete paragraph 5. The registrant must make necessary inquiries as to an investor's status, and may rely upon its common law rights for breach of representations and warranties.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lyn Shenk at (202) 551-3380 or Theresa Messinese at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda L. Ravitz
Branch Chief - Legal

cc: Abby Ertz
        Fax: (619) 795-8400